EXHIBIT 99.120

Form 51-102F3
Material Change Report

Item 1:	Name and Address of Company

Mercator Minerals Ltd.
1050 – 625 Howe Street
Vancouver, B.C.  V6C 2T6

Item 2:	Date of Material Change

December 5, 2011

Item 3:	New Release

Date:	December 5, 2011

Method(s) of Dissemination:	Marketwire

Item 4:	Summary of Material Change

Mercator Minerals Ltd. announced announce that it has closed its previously announced private placement (the “Offering”) of 11,428,572 units (“Unit”) to raise gross proceeds of C$20 million.

A copy of the Press Release is attached as Schedule “A”.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, see the attached Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Name:	Marc S. LeBlanc

Title:	VP Corporate Development & Corporate Secretary

Telephone:	(778) 330-1292

Item 9:	Date of Report

December 15, 2011.

Schedule “A”

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com info@mercatorminerals.com

NEWS RELEASE	# 2011-35

Mercator Minerals Closes $20 Million Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia – December 5, 2011 – Mercator Minerals Ltd. (TSX: ML) (“Mercator” or the “Company”) is pleased to announce that it has closed its previously announced private placement (the “Offering”) of 11,428,572 units (“Unit”) to raise gross proceeds of C$20 million.  Each Unit was comprised of one common share (the “Common Shares”) and one-quarter of one common share purchase warrant (the “Warrants”).   Each Warrant entitles the holder to purchase one additional Common Share of the Company at a price of C$2.50 per share until December 2, 2014. A finder’s fee of C$0.54 million was paid in connection with the financing.

The Company intends to use the proceeds received from the sale of Units primarily to optimize and compress the construction schedule for the development of the El Pilar project. This will include commencement of the detailed engineering work, payment of the Change of Land Use (“CUS”) permit fees, payment for land and right of way costs and to allow for the delivery of a “construction ready” project. These activities will allow for a quicker start-up when construction financing for the El Pilar project is available.  The proceeds may also be used for general corporate and working capital purposes.

Bruce McLeod, President and CEO stated, “The optimization work to be conducted on the El Pilar project will include revising our mineral reserves and mine plan to capture the benefits of reducing the lift height on the leach pads to three meters. This opportunity could increase the net present value (discounted at 8%) of an already robust and attractive project by US$100 million to over US$435 million.”

The El Pilar feasibility study can be found on SEDAR and on the Company’s website (see November 9, 2011 press release).

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Mercator Minerals Ltd.

Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine

Schedule “A”

in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in Sonora in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit also in Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce McLeod, P.Eng
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding the use of proceeds, the completion of the transaction, the ability to obtain regulatory approval, discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the construction and operation of the El Pilar Project will proceed as expected; and (3) any additional financing needed will be available on reasonable terms. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.